UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                             (Amendment No. 6)*

                                Summer Infant INC
                                 (Name of Issuer)

                                   Common Stock
                          (Title of Class of Securities)

                                     865646103
                                   (CUSIP Number)

                                   October 31, 2012

              (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  865646103


1.  Name of Reporting Person: Buckingham Capital Management, Inc.
    IRS Identification No. of above person: 13-3276152

2.  Check the Appropriate Box if a Member of a Group*:


3.  SEC Use Only

4.  Citizenship or Place of Organization:  Delaware

    Number of Shares			5. Sole Voting Power: 640,009
    Beneficially Owned
    By Each Reporting			6. Shared Voting Power: 0
    Person With
					7. Sole Dispositive Power: 640,009

					8. Shared Dispositive Power: 0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person: 640,009

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares:*

11. Percent of Class Represented by Amount in Row (9): 3.54%

12. Type of Reporting Person*: IA


CUSIP No.  865646103


1. Name of Reporting Person: The Buckingham Research Group Incorporated. IRS Identification No. of above person: 13-3134008

2.  Check the Appropriate Box if a Member of a Group*:


3.  SEC Use Only

4.  Citizenship or Place of Organization:  Delaware

    Number of Shares			5. Sole Voting Power: 640,009
    Beneficially Owned
    By Each Reporting			6. Shared Voting Power: 0
    Person With
					7. Sole Dispositive Power: 640,009

					8. Shared Dispositive Power: 0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person: 640,009

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares:*

11. Percent of Class Represented by Amount in Row (9): 3.54%

12. Type of Reporting Person*: BD


Schedule 13G/A of Buckingham Capital Management, Inc.
and The Buckingham Research Group Incorporated with respect to the Class A common stock (the "Common Shares") of Summer Infant INC (the "Company").

	Item 1(a)	Name of Issuer: Summer Infant INC

	Item 1(b)	Address of Issuer's Principal Executive Offices:
			1275 Park East Drive Woonsocket, RI 02895


	Item 2(a)	Name of Persons Filing:
			This statement is being filed by Buckingham Capital
			Management, Inc. and The Buckingham Research Group
			Incorporated.  Buckingham Capital Management, Inc.
			is a registered investment adviser which acts as the general
			partner and investment manager for various private investment
			funds and which also manages other accounts on a discretionary
			basis.  The Buckingham Research Group Incorporated, a registered
			broker-dealer, is the parent company of Buckingham Capital
			Management, Inc. and thus may be deemed to be the
			beneficial owner of the securities reported herein.

	Item 2(b)	Address of Principal Business Office or, if none,
			Residence: 750 Third Avenue, Sixth Floor,
			New York, NY 10017

	Item 2(c)	Citizenship:
			Each of Buckingham Capital Management, Inc.
			and The Buckingham Research Group Incorporated is a
			Delaware corporation

	Item 2(d)	Title of Class of Securities: Common Stock

	Item 2(e)	CUSIP Number: 865646103

	Item 3		If this statement is filed pursuant to Rule
			240.13d-1(b) or 240.13d-2(b) or (c), check
			whether the person filing is a:

		(a) 	[x] Broker or dealer registered under section 15 of
			the Act (15 U.S.C. 78o)
		(b)	[ ] Bank as defined in section 3(a)(6) of the Act
			(15 U.S.C. 78c).
		(c) 	[ ] Insurance company as defined in section 3(a)(19)
			of the Act (15 U.S.C. 78c).
		(d) 	[ ] Investment company registered under section 8 of
			the Investment Company Act of 1940 (15 U.S.C. 80a-8).
		(e) 	[x] An investment adviser in accordance with Rule
			240.13d-1(b)(1)(ii)(E);
		(f) 	[ ] An employee benefit plan or endowment fund in
			accordance with Rule 240.13d-1(b)(1)(ii)(F);
		(g) 	[ ] A parent holding company or control person in
			accordance with Rule 240.13d-1(b)(1)(ii)(G);
		(h) 	[ ] A savings associations ad defined in Section 3(b)
			of the Federal Deposit Insurance Act (12 U.S.C. 1813);
		(i) 	[ ] A church plan that is excluded from the definition
                        of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
                (j)     [ ] Group, in accordance with Rule 240.13d-1(b)
			(1)(ii)(J).

	Item 4	Ownership

		(a) Amount Beneficially Owned:  640,009

                (b) Percent of class: 3.54% (based on the 18,055,030 Common
		    Shares reported to be outstanding on Bloomberg as of 10/31/12).

		(c) Number of shares as to which the person has:

		(i)  Sole power to vote or to direct the vote: 640,009
		(ii) Shared power to vote or to direct the vote: 0
		(iii)Sole power to dispose or to direct the disposition of:
		     640,009
                (iv) Shared power to dispose or to direct the disposition of: 0

	Item 5	Ownership of Five Percent or less of a Class:
		If this statement is being filed to report the fact that as of
		the date hereof, the reporting person has ceased to be the beneficial
		owner of more than five percent of the class of securities, check the
		following (X).

        Item 6	Ownership of More than Five Percent on Behalf of Another Person:
		Not applicable.

	Item 7	Identification and Classification of the Subsidiary, Which
		Acquired the Security, Being Reported on By the Parent Holding
		Company: Not applicable.

	Item 8	Identification and Classification of Members of the Group:
		Not applicable.

	Item 9	Notice of Dissolution of Group: Not applicable.

	Item 10	Certification (if filing pursuant to Rule 240.13d-1(b)):

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                      SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					Dated:  November 9, 2012


					BUCKINGHAM CAPITAL MANAGEMENT, INC.



					By:/s/Peter D. Goldstein, Esq.
					   Peter D. Goldstein, Esq, Chief Compliance Officer, General Counsel


					THE BUCKINGHAM RESEARCH GROUP INCORPORATED


					By:/s/Peter D. Goldstein, Esq.
					   Peter D. Goldstein, Esq, General Counsel